SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

7 December 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

   Not for release, publication or distribution, in whole or in part, in, into or from the United States, Canada, Australia and
                                                                 Japan

                                                            Protherics PLC

                                             Protherics announces £38 million fundraising,
                                                 two strategic in-licensing deals and
                                          company acquisition to expand development pipeline

London, UK; Brentwood,  TN, US; 7 December 2006 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical care and cancer,  today announces the signing of three  agreements to expand its  development  pipeline in its core franchises of critical care and cancer.

These  transactions  will be funded by an issue of 58,715,544 new Ordinary Shares through a placing for cash (the "Cash Placing") and a proposed  Placing and Open Offer (the  "Placing and Open  Offer"),  at an issue price of 65 pence per share ("the Issue  Price")  which have been jointly  underwritten by Nomura Code Securities Limited and Piper Jaffray Ltd who have conditionally  placed the new Ordinary
Shares  comprising the Cash Placing and the Placing and Open Offer with UK and European  institutional  investors  subject to the right of Qualifying Shareholders to clawback new Ordinary Shares under the terms of the Open Offer.

The Cash Placing  comprises  26,029,550 new Ordinary  Shares and the Placing and Open Offer  comprises  32,685,994 new Ordinary  Shares with  Qualifying  Shareholders  having  the right  under the Open  Offer to  subscribe  for 1 new  Ordinary  Share for every 8 existing
Ordinary  Shares  held at the Record Date of 4 December  2006.  The Issue  Price  represents  a discount of 4.6 per cent to the closing middle market price on 6 December 2006.

The gross  proceeds  of the Cash  Placing  and the Placing and Open Offer will  amount to, in  aggregate,  £38.2  million.  Nomura Code
Securities  Limited are acting as Company's  sponsor,  joint  financial  adviser and joint broker and Piper  Jaffray Ltd. are acting as the Company's joint financial adviser and joint broker.

A prospectus issued by the Company containing  details of the Cash Placing,  the Placing and Open Offer, the in-licensing deals and the proposed acquisition and also convening an EGM for 3 January 2007 is expected to be posted to Shareholders later today.

Overview of the Transactions

o        Proposed  In-licensing  of  intellectual  property  from  Glenveigh  Pharmaceuticals  LLC  ("Glenveigh")  for the use of ovine polyclonal  antibody  fragments  (including  DigiFab™ and  GlaxoSmithKline's  Digibind®) in the treatment of pre-eclampsia and eclampsia (life-threatening complication of pregnancy)

         o      A phase 2b study with Digibind® is on-going in severe pre-eclampsia and is expected to report in the second half of 2007

o        Proposed $25 million  all-share  acquisition of MacroMed Inc ("MacroMed"),  a private US company,  to access its lead product,
         OncoGel®, a novel sustained release formulation of paclitaxel for local administration in oesophageal and brain cancers

         o      A phase 2a study for the relief of  dysphagia  (difficulty  swallowing)  in  oesophageal  cancer is  expected to report in the first half of 2007 and a phase 2b study to start in 2007
         o      A phase 1/2 study in brain cancer study is expected to start in the first half of 2007

o        In-licensing and co-development of Acadesine,  a promising  potentially selective new treatment for B-cell Chronic Lymphocytic
         Leukaemia (B-CLL), a blood cell cancer, from Advanced In Vitro Cell Technologies S.L. ("Advancell")

         o      A proof-of-concept phase 1/2 study in patients is planned to start and report 2007

     The  in-licensing  from  Glenveigh  and the  acquisition  of MacroMed  are subject  to,  amongst  other  things,  the  approval of shareholders at the EGM.

Rationale
Protherics  believes that all three transactions  provide the Company with attractive product  development  opportunities to expand its critical care and cancer franchises in the future:

o        The agreement with Glenveigh extends Protherics'  critical care franchise into the treatment of pre-eclampsia,  a potential $5 billion dollar market where there are currently no approved therapies and few products in development

o        MacroMed's  OncoGel® and Advancell's  Acadesine  expand  Protherics'  cancer pipeline in indications  where  Protherics  could undertake sales and marketing alongside Voraxaze™

Protherics  believes that all three product  opportunities  are relatively low risk for their stage of  development,  with  encouraging safety and efficacy data demonstrated to date:

o        DigiFab™ and Digibind® are approved in the US for the treatment of digoxin toxicity

o        OncoGel® is a reformulation of paclitaxel, a commonly used cancer agent, for local administration

o        Acadesine  has  previously  been  investigated  in more than two  thousand  patients in an unrelated  indication  and was well tolerated

Andrew Heath, Chief Executive of Protherics, commented:

"The three  transactions  announced  today  substantially  broaden  Protherics'  pipeline and  strengthen  its  leadership  position in polyclonal  antibodies.  They bring a second potential  blockbuster to our critical care pipeline,  alongside CytoFab™,  and double the size of our cancer  portfolio in  indications  where we can leverage  the sales and  marketing  infrastructure  being  established  for
Voraxaze™.  All three programmes will also bring significant newsflow during the course of next year."

                                                               | Ends |

A presentation  and conference  call for analysts will be held today at 10am UK time.  Please call Mo Noonan on +44 (0)20 7269 7116 for further details.

For further information:

Protherics
Andrew Heath, CEO                                                                    +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                                          +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                                               +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates, Anna Keeble                                         +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                              +1 212 850 5600

Nomura Code Securities Limited
Juliet Thompson                                                                      +44 (0) 20 7776 1200
Phil Walker

Piper Jaffray Ltd
James Steel                                                                          +44 (0) 203 142 8700
Jamie Adams

Or visit www.protherics.com

About Protherics

Protherics (LSE: PTI,  NASDAQ:  PTIL) is an integrated  biopharmaceutical  company focused on the development and marketing of products for critical  care and cancer.  With  headquarters  in London,  the Company has 227 employees  across its  operations in the UK, US and
Australia.

Protherics'  strategy is to use the revenues  generated  from its marketed  products to help fund the  advancement  of its  development pipeline. With a proven track record in drug development,  biopharmaceutical  manufacturing and regulatory affairs, Protherics' goal is to develop and attract  additional  cancer and critical  care  products for its sales and  marketing  teams to distribute in the US and
Europe.

The most advanced products in the Company's  portfolio are Voraxaze™,  administered when methotrexate  blood levels remain  dangerously high  following  high doses for the  treatment  of cancer,  which is expected to be approved in the EU in the first half of 2007 and in the US from second half of 2008,  subject to successful  regulatory  reviews;  and  CytoFab™,  which is expected to start an additional phase 2 study in severe sepsis in 2007 following its out-license to AstraZeneca in late 2005.

Additional  products in development  include  Prolarix™,  a targeted  cancer therapy for primary liver cancer and other select tumours, currently in phase 1 with a phase 2a study planned for second half of 2007; and  Angiotensin  Therapeutic  Vaccine for the treatment of hypertension,  where encouraging  phase 2a results have been obtained and an additional phase 2a study with an improved  formulation is planned in the second half of 2007.

The majority of the Company's  revenues  (£17.7  million in the year ended 31 March 2006) are derived from two critical care  products,
CroFab™ (pit viper  antivenom)  and DigiFab™  (digoxin  antidote)  which were  developed by Protherics and are sold, in the US, through
Fougera Inc, a division of Altana Pharma AG.

For further information visit: www.protherics.com

Disclaimer

This press announcement has been issued by Protherics PLC and is the sole responsibility of Protherics PLC.

The Placing and Open Offer is not, subject to certain exceptions, being made, directly or indirectly, in or into the United States.
Securities may not be offered or sold in the United States without registration or an exemption from registration. Neither the existing Ordinary Shares, nor the New Ordinary Shares nor the Open Offer Entitlements have been or will be registered under the US
Securities Act or under the securities laws of any state of the United States, or under the applicable securities laws of Australia,
Canada or Japan. Subject to certain exceptions, the Ordinary Shares made available under the Placing and Open Offer and the Open
Offer Entitlements may not be offered, sold, taken up, delivered or transferred in or into the United States, Australia, Canada or
Japan, and, subject to certain exceptions, Application Forms are not being posted to and no Open Offer Entitlements will be credited to a stock account of any person with a registered address in the United States, Australia, Canada or Japan.

This announcement should not be issued, mailed or otherwise distributed or sent into the United States. All persons (including, without limitation, stockbrokers, banks or other agents) must observe these restrictions.
This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities. Any purchase of, or application for, the New Ordinary Shares should be made only on the basis of information contained in the Prospectus to be sent to Qualifying Shareholders shortly.

The delivery of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement nor that the information in it is correct as of any subsequent time.

This announcement may contain forward-looking statements that reflect the Group's current expectations regarding future events, including the clinical development and regulatory clearance of the Group's products, the Group's ability to find partners for the development and commercialisation of its products, the Group's liquidity and results of operations, as well as the Group's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Group's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Group to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, the acceptance of the Group's products by consumers and medical professionals, and the ability of the Group to identify and consummate suitable strategic and business combination transactions.

This announcement contains forward-looking statements that involve risks and uncertainties including with respect to future growth, technology acquisitions, product sales and regulatory approval of Protherics' products for marketing and distribution. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the market for the Company's products, the timing and receipt of regulatory approvals, the consummation of fundraising and acquisition transactions, the successful integration of acquired businesses and intellectual property, and other factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the
U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

Nomura Code Securities, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for
Protherics PLC as sponsor, joint financial adviser, joint broker and joint underwriter in relation to the Equity Fundraising and the
MacroMed Acquisition. Nomura Code Securities is not acting for, and will not be responsible to, any person other than Protherics PLC for providing the protections afforded to customers of Nomura Code Securities or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

Piper Jaffray, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Protherics
PLC as joint financial adviser, joint broker and joint underwriter in relation to the Equity Fundraising and the MacroMed
Acquisition. Piper Jaffray is not acting for, and will not be responsible to, any person other than Protherics PLC for providing the protections afforded to customers of Piper Jaffray or for advising any other person on the contents of this document or any transaction or arrangement referred to herein.

                                             Protherics announces £38 million fundraising,
                                                 two strategic in-licensing deals and
                                          company acquisition to expand development pipeline

Protherics PLC  ("Protherics"  or the  "Company"),  the  international  biopharmaceutical  company focused on critical care and cancer, today  announces  the signing of three  agreements  to expand its  development  pipeline in its core  franchises  of critical  care and cancer. A £38.2 million Cash Placing,  Placing and Open Offer  (underwritten  by Nomura Code Securities  Limited and Piper Jaffray Ltd)
will be used to fund in-licensing deals with Glenveigh Inc and Advancell, and the acquisition of MacroMed Inc.

The Board also announced today the Company's unaudited interim results for the six months to 30 September 2006.

Transactions

Equity Fundraising

The Board announced today the Company's  intention to raise  approximately £38.2 million (before expenses) by way of a Placing and Open
Offer of New  Ordinary  Shares at the Issue Price  (representing  approximately  12.5 per cent of  Protherics'  Existing  Issued  Share
Capital) to raise  approximately  £21.25 million  (before  expenses) and by way of a Cash Placing of 26,029,550 New Ordinary  Shares at
the Issue Price (representing  approximately 9.95 per cent of Protherics'  Existing Issued Share Capital) to raise approximately £16.92 million (before expenses).  The Placing and Open Offer is conditional,  inter alia, upon the MacroMed  Acquisition.  £10 million of the
Cash Placing is conditional, inter alia, upon the Glenveigh Licence.

Glenveigh Licence requiring Shareholder Approval

The Board also announced today the in-licence from Glenveigh of intellectual  property  relating to the use of antibody  fragments that bind digoxin,  including  Protherics's  DigiFab™® and GSK's  Digibind®,  for the treatment of eclampsia and  pre-eclampsia.  Protherics estimates  that the market for an effective  treatment  for  pre-eclampsia  could be worth almost $5 billion per annum in the US alone.
Glenveigh is currently undertaking a phase 2b study in the US, using Digibind®,  in severe  pre-eclampsia.  Both Digibind® and DigiFab™
are approved in the US for the treatment of life-threatening  digoxin overdose and are generally considered clinically  interchangeable products.  Under the Glenveigh Licence,  Protherics has agreed to pay Glenveigh £2.5 million ($5 million) in cash, assume approximately
£0.8  million  ($1.5  million) in bank debt and pay a further  £2.5  million ($5  million)  satisfied  by the issue of Ordinary  Shares calculated at a price of 82 pence per New Ordinary  Share.  Protherics will also pay additional  milestone  payments and royalties upon the successful completion of the current phase 2b trial and certain subsequent clinical and commercial events.

The Glenveigh  Licence  constitutes a Class 1 transaction  for the purpose of the Listing Rules and, as such,  requires the approval by
Shareholders  at the  Extraordinary  General  Meeting.  The Glenveigh  Licence is conditional  upon the Cash Placing being completed in accordance  with its terms.  If the  Shareholders  do not approve the  transaction at the EGM, £10 million of the Cash Placing will not proceed.

MacroMed Acquisition requiring Shareholder Approval

The Board also today announced that it has agreed to acquire  MacroMed,  a privately owned specialty drug development and manufacturing company based and incorporated in Utah, US.  MacroMed's lead product OncoGel® is a novel sustained  release  formulation of paclitaxel, a  commonly  used,  approved  cancer  treatment,  which is in phase 2a  development  for the  treatment  of  dysphagia  (difficulty  in swallowing) in patients with oesophageal cancer.

Under the MacroMed  Acquisition  Agreement,  Protherics will pay a consideration of £12.7 million,  to be satisfied by the issue of the
MacroMed  Consideration  Shares calculated at a price of 69.69 pence per New Ordinary Share. 10 per cent of the MacroMed  Consideration
Shares will not be issued until the date  falling 18 months  after  Completion  of the  MacroMed  Acquisition  and will be held back to satisfy any indemnity obligations of the Vendors.

Certain of the Vendors will agree not to sell any MacroMed  Consideration  Shares for a period of 12 months following Completion of the
MacroMed Acquisition (other than in certain limited circumstances).

The MacroMed  Acquisition  requires the prior approval of Shareholders at the Extraordinary  General Meeting.  The MacroMed Acquisition
is conditional on completion of the Placing and Open Offer in accordance with its terms, but not the Cash Placing.

Advancell Licence

The Board also announced  today the  in-licence  from,  and  co-development  with,  Advancell of  intellectual  property for the use of
Acadesine in the treatment of B-CLL.  The  Directors  believe that  Acadesine may prove a more specific  therapy for B-CLL than current treatments  which are generally toxic to both B-cells and T-cells  resulting in a range of side effects  including an increased risk of infection.  The  Directors  believe that the B-CLL market in the US and EU has the  potential to be worth up to $250 million per annum, on the basis that about two-thirds of patients could be eligible for treatment.

Protherics will pay Advancell an initial £0.5 million cash  consideration  as well as a total of up to £17.9 million in development and commercialisation  milestones,  the first  payment of £3.5  million  being due when the first  patient is recruited in a phase 2 study.
Protherics  expects to invest  approximately  £1.5 million in the development of Acadesine prior to taking a decision whether or not to invest  further  development  funds.  Advancell  will also receive a 12.8 per cent royalty on net sales.  The Acadesine  Licence is not conditional  upon  completion of the Cash  Placing,  or completion  of the Equity  Fundraising  and is effective  from the date of this announcement.

Interim Results

The Board also announced today in a separate  announcement the Company's  unaudited  interim results for the six months to 30 September
2006.

Reasons for the Glenveigh Licence, MacroMed Acquisition and the Acadesine Licence

The  Directors  believe  that the  in-licensing  of  intellectual  property  from  Glenveigh,  the  acquisition  of  MacroMed,  and the in-licensing of Acadesine from Advancell and its co-development,  each represent  excellent strategic  opportunities for Protherics for the following reasons:

o        The  Glenveigh  Licence  provides  Protherics  with the  opportunity  to expand its critical  care  franchise by extending the potential  indication and therefore sales of DigiFab™  beyond the current niche market for the treatment of digoxin  toxicity, into the potential blockbuster  indication of pre-eclampsia,  or alternatively to derive revenues from the sublicensing of the intellectual property to a partner to develop Digibind® as a treatment for pre-eclampsia;

o        MacroMed's  OncoGel® and  Advancell's  Acadesine have the potential to extend the Protherics  cancer  platform in niche market areas where Protherics can expect to undertake the sales and marketing alongside Voraxaze™; and

o        OncoGel®, as a reformulation of paclitaxel,  an approved and established  cytotoxic,  for local  administration,  represents a development  opportunity  with lower risk than is commonly  associated  with phase 2  development  programmes.  Acadesine  was well-tolerated in clinical studies in an unrelated indication.

Recent Developments

Today's  announcements  follow on from the  considerable  progress made by the Company  across all areas of the  Company's  business in recent months including:

o        revenues of £17.7  million in the year ended 31 March 2006,  predominantly  derived from two critical care  products,  CroFab™
         and DigiFab™;

o        the successful  out-licensing in December 2005 of CytoFab™,  an anti-TNF-alpha  polyclonal Fab product being developed for the treatment for severe sepsis,  to AstraZeneca  under which the Company received £16.3 million as an upfront  milestone  payment with further  potential  milestones of £171 million.  The Company is also entitled to royalty payments of up to 20 per cent on global net sales with additional manufacturing related payments;

o        the  acquisition in June 2006 of CoVaccine HT™, a novel adjuvant from CoVaccine BV for inclusion in the Company's  Angiotensin
         Therapeutic Vaccine;

o        the  extension  by the  Company's  sales and  marketing  partner,  Fougera  Inc (a  division  of  Altana  Pharma  AG),  of its distribution agreement in the US for CroFab™ and DigiFab™ until 2010;

o        the filing in July 2005 of a Marketing  Authorisation  Application for Voraxaze™ in the EU and on-going  discussions  with the
         FDA regarding the filing of a Biological License Application in the US; and

o        the transfer of market rights for Digitalis Antidot® from Roche to the Company.

Company Strategy

Protherics is a  biopharmaceutical  company focused on the development,  manufacture and marketing of specialist  products for critical care and cancer.  Protherics'  objective is to become a leading  biopharmaceutical  company  focused in critical  care and cancer.  The
Company's  goal is to build a high growth,  sustainable  business  where the  Company's R&D is funded from its revenue  stream.  With a proven track record of licensing and acquiring  products and businesses,  Protherics'  strategy is to in-licence and develop additional critical care and cancer  products for its sales and marketing  teams to distribute in the US and Europe.  In addition,  Protherics has vaccine assets (including the Angiotensin  Therapeutic  Vaccine) from which the Directors will look to realise value in the medium term through out-licensing or divestment.

Cancer Products

The  Directors  believe  there  is an  opportunity,  with  the  anticipated  launch  of  Voraxaze™  in  the  US  and  EU,  to  build  a commercially-focused, cancer business.

The  Directors  believe that the cancer  market holds  excellent  commercial  opportunities  for  Protherics.  Cancer  consists of many different diseases,  and this has resulted in a very fragmented global market place.  Despite the considerable unmet medical needs that remain in the treatment of cancer,  the  restricted  sizes of many of the market  opportunities  limit their  attractiveness  to larger pharmaceutical  companies,  leaving an  opportunity  for  Protherics  to develop  and  market  its own cancer  products.  Many of these products,  like  Voraxaze™,  can be marketed  successfully  by a small targeted sales and marketing  team.  Protherics'  commercial and development  teams have  considerable  oncology  experience  and the  Directors  are  looking to add  suitable  products  to expand the
Company's offering in this area.

The Directors  believe that the acquisition of MacroMed,  with its lead product  OncoGel® for the treatment of dysphagia in oesophageal cancer,  and the in-licence of Acadesine for the treatment of B-CLL,  provide  Protherics  with two exciting  opportunities  to develop products targeted at indications where the Company can undertake the sales and marketing in-house alongside Voraxaze™.

MacroMed's OncoGel®

MacroMed's lead product is OncoGel®,  a novel  proprietary  reformulation of paclitaxel,  a commonly used,  approved cancer  treatment, which is being developed for local  administration.  OncoGel® is designed to provide high  concentrations  of paclitaxel at the site of the tumour,  while  minimising  systemic  drug levels.  OncoGel® is currently in phase 2a  development  as a treatment for dysphagia in oesophageal  cancer  patients,  and  Protherics  intends to start a clinical  study in the treatment of brain cancer in early 2007. The
Directors believe that OncoGel®,  as a reformulation of an approved and established  cytotoxic for local  administration,  represents a development opportunity with lower risk than is commonly associated with an oncology development programme.

In phase 1 clinical testing,  OncoGel® was well tolerated with no drug-related  serious adverse events.  In addition,  no Dose Limiting
Toxicities  were  observed in the highest  dose cohort and plasma  levels of  paclitaxel  were  negligible.  Stable  disease and tumour regression  were observed in some  patients.  Due to its local effect and  anticipated  lack of systemic  side  effects,  the Directors believe OncoGel® could be used alone or in conjunction with  standard-of-care  cancer therapies such as chemotherapy,  radiotherapy and either pre- or post-surgical intervention.

Acadesine

Acadesine is an exciting  potential new therapy for the treatment of B-CLL.  Acadesine is a nucleoside  analogue with a novel mechanism of action,  which unlike most existing  treatments  for B-CLL,  has been shown,  in an ex vivo study,  to target  B-cells  selectively, whilst  minimising  the toxicity to T-cells.  The Directors  believe that  Acadesine may have reduced  development  risk,  since it was well-tolerated when previously studied for an unrelated  indication in patients.  A proof-of-concept  phase 1 study in B-CLL is planned to be undertaken in 2007, and will investigate  B-cell  selectivity in cancer patients.  The Directors believe that the B-CLL market in the US and EU has the  potential  to be worth up to $250  million per annum,  on the basis that about  two-thirds  of  patients  may be eligible for treatment.

Critical Care Products

Protherics critical care franchise is derived from its ovine polyclonal  antibody platform.  Protherics has developed two critical care products,  CroFab™ and DigiFab™, which are currently approved and marketed in the US. A third product,  CytoFab™, is being developed by
AstraZeneca as a treatment for severe sepsis.

AstraZeneca  is  responsible  for the  global  development  and  commercialisation  of  CytoFab™  with a lead,  potential  blockbuster, indication of severe  sepsis.  The Directors  consider  CytoFab™ to be a major value driver for the Company based on the milestones and royalties that would be received if CytoFab™  becomes an established  sepsis  treatment.  Additionally,  the Directors are committed to growing the revenues and improving the margins of the Company's niche critical care products, CroFab™ and DigiFab™.

The Company's  marketed  critical care products,  CroFab™ and DigiFab™ are currently sold in the US by its marketing  partner,  Fougera
Inc. The current  distribution  agreement with Fougera expires in October 2010, providing Protherics with an opportunity to either sell these products directly in the US or re-license them to a distribution partner on improved terms.

Protherics is implementing  manufacturing  process changes for CroFab™ that should reduce the number of batches  required to supply the market and allow the Company to reduce  significantly the cost of manufacturing  this product.  The Company  anticipates  receiving FDA approval for these CroFab™ process changes in early 2009.

Protherics is looking to extend its critical care product franchise,  with the in-licensing of additional  critical care products which can be developed and potentially sold in-house to retain maximum product value.

The Glenveigh Licence

Protherics  has agreed to licence from  Glenveigh,  a privately  held US company,  its  intellectual  property on the use of polyclonal antibody  fragments  (Fabs) that bind digoxin for the  treatment of  pre-eclampsia  and  eclampsia.  The  in-licensing  of  Glenveigh's intellectual  property for the treatment of eclampsia and preeclampsia with  digoxin-binding  antibody fragments,  may allow Protherics to extend the  potential  indications  for DigiFab™  beyond the current niche market for the  treatment of digoxin  toxicity,  into the potential  blockbuster  indications of  pre-eclampsia  and eclampsia,  or derive revenues from the  sub-licensing  of the  intellectual property  acquired  from  Glenveigh  for these  indications.  Protherics  estimates  that the market  for an  effective  treatment  for pre-eclampsia could be worth almost $5 billion per annum in the US alone.

In an initial series of patients,  Digibind® was used to treat three women with  pre-eclampsia and four with eclampsia.  A reduction in blood  pressure was reported in four patients  with  improvements  in some other  symptoms also  observed.  In a subsequent  controlled study, 26 women with severe  pre-eclampsia,  after delivery of the baby, were treated with either Digibind® or placebo.  Drugs to lower blood pressure were required by 6 of the 13 patients in the placebo group compared to none of the patients in the Digibind® group.

Glenveigh  is  currently  undertaking  a double blind  placebo-controlled  phase 2b study of  Digibind® in a total of 50 patients  with severe  pre-eclampsia,  prior to delivery  of the baby,  in the US. The primary  assessments  in the study are use of  antihypertensive drugs and renal function. Protherics estimates that the trial will complete towards the end of 2007.

On completion of the phase 2b study and assuming  favourable  results intents to out-license the intellectual  property for the further development and  commercialisation of Digibind® in pre-eclampsia.  If a licence is not agreed with GSK, Protherics will seek to develop
DigiFab™ in  pre-eclampsia  either alone or with a partner,  undertaking  a further  phase 2 study if  required.  DigiFab™ is generally considered clinically  interchangeable with Digibind® for the treatment of life-threatening  digoxin toxicity.  Protherics would expect to receive  an upfront  payment  on  signing a  licensing  deal with a  development  and  commercialisation  partner,  with  additional development milestone payments and royalties on potential sales of either Digibind® or DigiFab™ in pre-eclampsia.

Under the licence agreement,  depending on the future development and  commercialisation  strategy,  Protherics  Medicines  Development
Limited will pay Glenveigh either:

1.       10-20 per cent of payments received from sub-licensees; or

2.       a $10 million  cash payment on approval of the BLA and a 5 per cent  royalty on net global  sales if  Protherics  develops the product in-house.

Oesophageal Cancer

OncoGel® is being  developed  initially as a palliative  treatment  for patients with advanced  oesophageal  cancer who have  dysphagia because of tumour burden.  The American  Cancer  Society has estimated that around 15,000 new cases of oesophageal  cancer are reported in the US each year and the majority of patients with oesophageal cancer present with dysphagia.

Preliminary  data from a phase 2a study which is on-going in Europe and the US, in which  OncoGel® is being given in  conjunction  with external beam  radiation,  indicates that  approximately  70 per cent of patients have had a clinically  meaningful  reduction in their dysphagia  score,  80 per cent of whom were  converted to surgical  candidates.  It should be noted that with the lack of a control arm and the small  number of patients in this study,  it is not yet possible to conclude  that the effects were due to OncoGel®.  The phase
2a study is expected to report in the first half of 2007.

Subject to the results of the on-going phase 2a study Protherics is planning to initiate an openlabel,  multi-centre  phase 2b study by the first half of 2008.  This study will  compare the safety and  efficacy of  OncoGel®  administered  in  conjunction  with  radiation therapy to radiation therapy alone for the treatment of dysphagia in patients with inoperable oesophageal cancer.

MacroMed has retained development and  commercialisation  rights for OncoGel® in North America and Mexico.  MacroMed has entered into a licence  agreement  with Diatos S.A., a French  biopharmaceutical  company,  for  development  and  commercialisation  outside of these countries, except North and South Korea which it has licensed to Samyang Genex Corporation, a South Korean company.

The Directors estimate that the potential market for oesophageal cancer is worth up to $145m per annum in the US alone.

Brain Cancer

The Directors also plan to develop  OncoGel® for the treatment of primary brain cancers,  such as  glioblastoma  multiforme  ("GBM"), either  post-surgery  by injecting  OncoGel® into the tumour cavity to try to kill residual tumour cells or directly into the tumour in patients with inoperable tumours.

Treating brain cancer is extremely challenging due to the inability of most  chemotherapeutic  agents to cross the blood-brain barrier.
Where feasible,  the primary therapy for patients with primary brain tumours is surgical  debulking.  However, it is rarely possible to remove the entire tumour  because of the risk of damage to normal brain tissue.  Patients  typically  receive  stereotactically  guided radiotherapy  and  chemotherapy  after surgery;  temozolomide  is the standard  chemotherapeutic  agent as it can cross the blood-brain barrier. Patients whose tumours are inoperable also receive radiotherapy and chemotherapy.

There are several locally administered agents in clinical  development,  including targeted toxins and radiolabelled  biological agents seeking to address this large unmet medical  need.  OncoGel® has  demonstrated  encouraging  dose  dependent  activity in  non-clinical models to date. A phase 2a study in 18 to 36 adult  patients  with  recurrent  GBM is planned to start in the first half of 2007 in the
US.

Protherics  estimates  that the  potential  market in primary  brain cancer is worth up to $188 million per annum in the US alone.  The
Directors also believe however that patients could receive repeated treatment with OncoGel®.

Use of Proceeds

The net  proceeds  of the Equity  Fundraising,  which will amount to  approximately  £35.6  million,  will be applied by the Company as follows:

o        £10 million from the net proceeds of the Cash Placing to make the initial  upfront  payment to Glenveigh  under the  Glenveigh
         Licence,  complete the existing  phase 2 study,  make a milestone  payment on  successful  completion  of the current  phase 2 study,  and undertake a potential  phase 2 study with DigiFab™ in the  treatment of severe  pre-eclampsia,  prior to potential out-licensing;

o        £20  million,  being the net  proceeds of the Placing and Open Offer,  to progress  the  development  of  MacroMed's  OncoGel®
         through phase 2 in the lead indications of oesophageal cancer and brain cancer;

o        £0.5  million from the net proceeds of the Cash  Placing,  to fund the upfront  payment to  Advancell  for the  in-licence  of intellectual  property  for the use of  Acadesine  in  treating  B-CLL and £1.5  million to  progress  the  co-development  of
         Acadesine with Advancell, to the end of a proof-of-concept phase 1 study during 2007; and

o        the balance to provide additional working capital for the Enlarged Group through a period of growth and expansion.

Current trading and prospects

The Company has today  announced  its unaudited  interim  results for the six months to 30 September  2006.  Revenues for the six month period to 30 September 2006 increased to £11.3 million from £10.7 million in the corresponding  period.  Gross profit increased to £6.2 million from £3.0  million,  while R&D  expenditure  increased to £7.1  million from £2.4  million,  largely as a result of spending on
CytoFab™  product  development.  The loss  after tax was £4.5  million,  compared  to £3.6  million.  Cash and cash  equivalents  at 30
September 2006 were £17.9 million. Since the half year, revenues and costs have been in line with Directors' expectations.

Given the benefits  anticipated to result from the Glenveigh  Licence,  the MacroMed  Acquisition and the Acadesine  Licence (which are set out above),  the Directors view the financial and trading  prospects for the Enlarged Group for the current  financial year and for the foreseeable future with confidence.

Principal terms of the Equity Fundraising

The Equity  Fundraising,  which has been fully  underwritten by Nomura Code  Securities and Piper Jaffray  pursuant to the terms of the
Placing Agreement,  will raise approximately £35.6 million after expenses. In order to give Qualifying  Shareholders the opportunity to participate in the issue of the Equity  Fundraising  Shares,  Protherics  has arranged for Nomura Code  Securities and Piper Jaffray as its agents to invite  applications  from Qualifying  Shareholders to acquire Placing and Open Offer Shares at the Issue Price under the
Open Offer. Qualifying Shareholders may apply for Placing and Open Offer Shares on the basis of:

1 Placing and Open Offer Share for every 8 Existing Ordinary Shares held at the Record Date and so in proportion for any other number of Existing Ordinary Shares so held.

Recommendation

The Board believes that the Glenveigh Licence,  the Acquisition,  the Equity Fundraising and the granting of further authorities to the
Directors to issue securities in the future are in the best interests of Protherics and its Shareholders as a whole.

Accordingly,  the  Board  unanimously  recommend  Shareholders  to vote in  favour  of all of the  resolutions  to be  proposed  at the
Extraordinary  General  Meeting.  Those Board  members  who are also  Shareholders  intend to do so in respect of their own  beneficial holdings of Ordinary Shares which amount, in aggregate, to 928,584 Existing Ordinary Shares,  representing  approximately 0.36 per cent of the Existing Ordinary Shares.

Timetable of Events

Record Date for the Open Offer close of business on                       4 December 2006

Ex-entitlement date                                                       7 December 2006

Posting of Prospectus, Application Forms and Forms of Proxy               7 December 2006

Open Offer Entitlements credited to stock accounts in CREST of            8 December 2006
Qualifying CREST Shareholders

Latest recommended date for requested withdrawal of Open Offer            21 December 2006
Entitlements from CREST

Latest date for depositing Open Offer Entitlements into CREST             27 December 2006

Latest time and date for splitting Application Forms(to satisfy bona      3.00 p.m. on 28 December 2006
fide market claims)

Latest time and date for receipt of Forms of Proxy                        10.00 a.m. on 1 January 2007

Latest time and date for receipt of completed Application Forms and       11.00 a.m. on 2 January 2007
payment in full under the Open Offer or settlement of relevant CREST instruction (as appropriate)

Extraordinary General Meeting                                             10.00 a.m. on 3 January 2007

Completion of the MacroMed Acquisition                                    4 January 2007

Completion of the Glenveigh Licence                                       4 January 2007

Admission and dealings in New Ordinary Shares expected to Commence        8.00 a.m. on 4 January 2007

CREST stock accounts expected to be credited for the Equity Fundraising   9 January 2007
Shares

Share certificates for New Ordinary Shares expected to be Despatched by   11 January 2007

Equity Fundraising, MacroMed Acquisition and Glenveigh In-Licence Statistics

Issue Price                                                               65 pence

Number of Ordinary Shares in issue at the date of this document           261,487,953

Number and percentage of New Ordinary Shares to be issued as:

(i) Cash Placing Shares                                                   26,029,550

Cash  Placing  Shares  as a  percentage  of the  Existing  Issued  Share  9.95%
Capital

(ii) Placing and Open Offer Shares                                        32,685,994

Placing and Open Offer  Shares as a percentage  of the  Existing  Issued  12.50%
Share Capital

(iii) MacroMed Consideration Shares                                       17,472,463

MacroMed  Consideration  Shares as a percentage  of the Existing  Issued  6.68%
Share Capital

(iv) Glenveigh Consideration Shares                                       3,093,638

Glenveigh  Consideration  Shares as a percentage of the Existing  Issued  1.18%
Share Capital

Aggregate number of New Ordinary Shares to be issued                      58,715,544

Equity  Fundraising  Shares as a percentage of the Existing Issued Share  22.45%
Capital

Number  of  Ordinary  Shares  in issue  upon  completion  of the  Equity  339,022,352
Fundraising, the MacroMed Acquisition and the Glenveigh Licence

Gross proceeds of the Equity Fundraising receivable by the Company        £ 38.2m

Estimated  proceeds  of the Equity  Fundraising  to be  retained  by the  £35.6m
Company  after  payment  of  expenses  incurred  pursuant  to the Equity
Fundraising, the MacroMed Acquisition and the Licences

Note: The above figures include all of the MacroMed Consideration Shares, including those to be issued 18 months following Completion of the MacroMed Acquisition, but assume that the final instalment of the Break Fee of $300,000 is advanced to MacroMed prior to
Admission and that MacroMed has no unpaid expenses of sale.

Definitions

"Acadesine Licence"                      the licence agreement dated 7 December 2006 between (1)
                                           Protherics Medicines Development Limited and (2) Advancell, details of which are set out in paragraph 12 of Part XII of the prospectus
"Admission"                              the admission of the relevant number of New Ordinary Shares to the
                                           Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Listing Rules and the London Stock Exchange's Admission and Disclosure Standards
"Advancell"                              Advanced In Vitro Cell Technologies S.L., a company incorporated in Spain
"AstraZeneca"                            AstraZeneca plc
"Board" or "Directors'                  the board of directors of the Company, whose names appear on page 9 of the prospectus
"Break Fee"                              Up to $1 million to be advanced to MacroMed by Protherics prior to
                                           Completion of the MacroMed Acquisition as a break fee which will be forfeited upon the happening of certain conditions
"Cash Placing"                           the conditional placing of the Cash Placing Shares with institutional investors
"Cash Placing Shares"                    the 26,029,550 new Ordinary Shares to be allotted and issued by the
                                           Company pursuant to the Cash Placing
"Company" or "Protherics"              Protherics PLC
"Completion of the Glenveigh Licence"    completion of the Glenveigh Licence in accordance with its terms
"Completion of the MacroMed               completion of the MacroMed Acquisition upon the terms of the MacroMed
Acquisition"                              Acquisition Agreement
Convertible Loan Notes"                   the 6 per cent unsecured convertible loan notes 2010 of the Company
"Equity Fundraising"                     the Cash Placing and the Placing and Open Offer
Existing Issued Share Capital" or         the existing Ordinary Shares in issue at the Record Date
"Existing Ordinary Shares"
"Extraordinary General Meeting" or       the extraordinary general meeting of the Company (or any adjournment
"EGM"                                    thereof) convened for 10.00 a.m. on 3 January 2007, notice of which is given at the end of the prospectus
"EU"                                     European Union
"Glenveigh"                              Glenveigh Pharmaceuticals, LLC, Glenveigh Research LLC, C. David Adair,
                                           CDA Royalty Investors LLC and CDA Licensing Administrators LLC
"Glenveigh Consideration Shares"         the 3,093,638 New Ordinary Shares to be issued pursuant to the Glenveigh
                                           Licence
"Glenveigh Licence"                      the licence agreement dated 7 December 2006 between (1) Protherics
                                           Medicines Development Limited and (2) Glenveigh, details of which are set out in Part III of the prospectus
"Group"                                  Protherics PLC and each of its subsidiaries (within the meaning of the
                                           Act) from time to time but prior to Completion of the MacroMed Acquisition
"Issue Price"                            65 pence per Equity Fundraising Share
"Licences"                               the Acadesine Licence and the Glenveigh Licence
"Listing Rules"                          the listing rules made by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000
"London Stock Exchange"                  London Stock Exchange plc
"MacroMed"                               MacroMed, Inc
"MacroMed Acquisition"                   the proposed acquisition by the Company of the entire issued share capital of MacroMed, as described in the prospectus
"MacroMed Acquisition Agreement"         the conditional merger agreement dated 7 December 2006 between the
                                           Company, MacroMed and MacroMed Acquisition Corp setting out the terms for the MacroMed Acquisition and to which certain of the Vendors will join for indemnification purposes, further details of which are set out in Part XI of the prospectus
"MacroMed Consideration Shares"          the 17,472,463 new Ordinary Shares payable to the Vendors at Completion of the MacroMed Acquisition pursuant to the MacroMed Acquisition Agreement
"New Ordinary Shares"                    together, the Cash Placing Shares, the MacroMed Consideration Shares, the
                                           Glenveigh Consideration Shares and the Placing and Open Offer Shares
"Nomura Code Securities"                 Nomura Code Securities Limited
"Official List"                          the official list maintained by the UK Listing Authority pursuant to Part
                                           VI of the Financial Services and Markets Act 2000
"Open Offer"                             the conditional invitation by Nomura Code Securities and Piper Jaffray, as agents on behalf of the Company, to Qualifying Shareholders inviting them to subscribe for their allocation of the Placing and Open Offer Shares on the terms and conditions set out in the prospectus and the Application Form
"Ordinary Shares"                        ordinary shares of 2 pence each in the capital of Protherics
"Piper Jaffray"                          Piper Jaffray Ltd.
"Placing Agreement"                      the conditional agreement dated 7 December 2006 between the Company,
                                           Nomura Code Securities and Piper Jaffray, details of which are set out in paragraph 11 of Part XII of the prospectus, relating to the Placing and
                                           Open Offer and the Cash Placing
"Placing and Open Offer Shares"          the 32,685,994 new Ordinary Shares to be allotted and issued by the
                                           Company pursuant to the Placing and Open Offer
"Qualifying Shareholders"                Shareholders on the register of members of the Company at the Record Date
"Record Date"                            the close of business on 4 December 2006
"Registrars"                             Neville Registrars Limited
"Regulations"                            the Uncertificated Securities Regulations 2001 (S.I. 2001/3755), as amended
"Resolution 1"                           the ordinary resolution to be proposed at the EGM which is being proposed in order to seek Shareholders' approval for the MacroMed Acquisition
"Resolution 2'                            the ordinary resolution to be proposed at the EGM which is being proposed in order to seek Shareholders' approval for the Glenveigh Licence
"Shareholders"                           holders of Ordinary Shares
"Share Option Schemes"                   the Company's existing share option schemes described in paragraph 6 of
                                           Part XII of the prospectus
"Sterling," "Pounds Sterling," or      the lawful currency for the time being of England and Wales
"£"
"UK" or "United Kingdom"               the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"                   the Financial Services Authority, acting in its capacity as the competent authority under Part VI of the Financial Services and Markets Act 2000
"US", "USA" or "United States"       the United States of America, each State thereof, its territories, possessions and all areas subject to its jurisdiction
"US dollar" or "$"                     the lawful currency for the time being of the US
"Vendors"                                all of the registered holders of the issued and outstanding shares of preferred stock of MacroMed immediately prior to Completion of the
                                           MacroMed Acquisition

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 7 December 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director